SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2014

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of interim results for the six months ended 30 June 2014, dated August 27, 2014	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, and the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	future implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 28, 2014	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

HIGHLIGHTS

—	Operating revenues reached RMB165,973 million, up by 5.3%. Excluding the mobile terminal sales, operating revenues reached RMB149,362 million, up by 7.3%
—	EBITDA was RMB50,538 million, up by 0.8%, EBITDA margin was 33.8%
—	Profit attributable to equity holders of the Company was RMB11,436 million, up by 11.8%, basic earnings per share were RMB0.14

CHAIRMAN’S STATEMENT

In the first half of 2014, the environment of the communications and information industry in the mainland China was complicated and tangled. The Company’s operations faced unprecedented uncertainty upon the simultaneous emergence of numerous factors including the 4G regulatory policy, the implementation of the Value-Added Tax (“VAT”) reform, the establishment of the Tower Company and the resale of mobile services (MVNO). The Company examined and assessed the situation, and timely refined the strategic plan to ensure that the operating results achieved a healthy growth. Embracing the overall landscape with a long term vision, the Company assumed responsibilities courageously and communicated pragmatically. With our dedicated efforts, we successfully obtained the approval of the 4G hybrid network operation and the VAT reform policy which is beneficial to the long term sustainable development. We took challenges as opportunities and proactively built cohesive consensus, stepping forward to deepen reform and focusing on enhancement of corporate vitality and efficiency. Through accurately grasping the trends, the Company promoted the implementation of the “Three New Roles”1 strategy and firmly established the roadmap of Internet-oriented corporate transformation to build a new China Telecom.

[1]	The “Three New Roles” refers to the Leader of Intelligent Pipeline, the Provider of Integrated Platforms and the Participant of Content & Application Development.

OPERATING RESULTS

In the first half of the year, the Company persisted in rational competition and profitable development with appropriate controls over investments and costs, resulting in solid growth in both revenues and net profit. In the first half of the year, the operating revenues amounted to RMB166.0 billion, representing an increase of 5.3% over the same period last year. Excluding the mobile terminal sales, the operating revenues were RMB149.4 billion, representing an increase of 7.3% over the same period last year, with growth rate surpassing industry average. The proportion of revenues from emerging businesses accounted for 28% of total revenues excluding the mobile terminal sales, increased by 5 percentage points over the same period last year, driving continual fast optimisation in business structure. EBITDA2 was RMB50.5 billion, while EBITDA margin3 was 33.8%. The profit attributable to the equity holders of the Company was RMB11.4 billion, representing an increase of 11.8% over the same period last year. Basic earnings per share were RMB0.14. Capital expenditure was RMB23.1 billion while free cash flow4 reached RMB23.9 billion.

Taking into consideration the cash flow of the Company and the capital requirements for future development, the Board of Directors has decided not to pay an interim dividend this year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider a final dividend proposal when reviewing the full year results and will propose any such final dividend to the shareholders’ general meeting accordingly.

Dual emphasis on scale and innovation to ensure steady growth of the Company

Perseverance in profitable development enhancing value of core services

In the first half of the year, the Company continued to leverage the competitive edges of the 3G network and services focusing on expansion of key markets and continuous enhancement of development quality. Persisting in the terminal-led approach, the Company continued to progressively develop the mid-to-high end handset models and accelerated the expansion into rural markets with the introduction of entry-level smartphones. Through promoting the synergic coordination of resources across the direct sales, physical and electronic channels, the Company further enhanced the overall effectiveness of sales channels. While strengthening the Internet applications-driven mode, the Company conducted targeted marketing to continuously optimise the customer acquisition approach. In the first half of the year, amid intensified market competition driven by the launch of 4G services and strengthened marketing promotions by the peers, the number of mobile subscribers of the Company experienced a net decline of 5.34 million to 180 million. Of which, the net addition of 3G subscribers was 4.13 million, with 3G subscribers accounting for approximately 60% of the total number of mobile subscribers. The subscriber structure was further optimised while the ARPU of mobile subscribers was stable with slight increase with continual reinforcement in subscriber value.

[2]	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[3]	EBITDA margin is calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.
[4]	Free cash flow is calculated based on EBITDA minus capital expenditure and income tax.

In the first half of the year, the change in the regulatory policies in the wireline broadband market led to further intensified market competition. The Company achieved a steady and healthy growth in the wireline broadband service by fully leveraging the competitive strengths in optic fibre network and services edges. The Company vigorously promoted the bandwidth upgrade to further enhance network utilisation, leading to progressive increase in the proportion of high-bandwidth subscribers. The Company also continuously improved the market competitiveness by strengthening the scale development of broadband service as a single product and persistently optimising the design of packages. To promote high-bandwidth products and applications, the Company launched a new smart home product “Joy me” in July, embarking on a new type of integrated product combining the network, equipment and applications. Through the convergence of premium resources via the industry alliance, the Company stood at the forefront of the industry value chain. In the first half of the year, wireline broadband service revenues amounted to RMB36.4 billion, representing an increase of 3.4% over the same period last year. The number of wireline broadband subscribers reached 104 million with a net addition of 4.03 million. The number of Fibre-to-the-Home (FTTH) subscribers reached 33 million, accounting for approximately 32% of the total number of wireline broadband subscribers, representing an increase of 5 percentage points from the end of 2013, and leading to continuous optimisation of customer structure.

Innovative breakthroughs leading to rapid growth of emerging businesses

In the first half of the year, the Company strengthened innovation and cooperation, fully leveraging the competitive strengths of being a telecommunications operator to foster the rapid development of emerging businesses through promoting efficiently-centralised and market-driven operations. In the first half of the year, the revenues from emerging businesses amounted to RMB41.3 billion, representing an increase of 30% over the same period last year.

The Company expedited the promotion of data traffic operations model transformation leading to substantial enhancement in data traffic scale and value. By proactively promoting the data-centric packages and dedicated traffic packages, the Company continued to refine and optimise the product design with a primary focus on customers’ demand. With the synergies of strengthened Internet applications cooperation, the Company stimulated the data usage habit through joint promotions and extended the data traffic operations from solely front-end billing to include data traffic backward operations. With our continuous efforts in expediting the construction of intelligent pipelines and optimising data traffic usage alerts and subscribers’ tiered assurance, we persistently explored data traffic sharing and carry forward aiming to continuously improve the core competence of data traffic operations. The Company also strengthened the management and control over the marketing initiatives for data traffic operations focusing on preservation of data traffic value and effectively promoting profitable scale expansion. In the first half of the year, the total Internet access traffic of our 3G handset users increased by almost 80% over the same period last year. The average monthly data usage of our 3G handset users reached 218MB, representing an increase of 30% over the same period last year. 3G handset data ARPU accounted for 37% of the total 3G handsets ARPU.

The Internet applications developed rapidly with persistent reinforcement in development model comprising portal, business clusters and integrated platforms. The “YiChat” service accelerated the iterative optimisation with progressive enrichment in functions such as games and mobile payment. Total registered users exceeded 100 million in the first half of the year with consistent enhancement in product competitiveness. The service scope of “Best Pay” continued to expand. Leveraging the unique strengths as a telecommunications operator in terms of subscribers scale and transactions security assurance, we launched an Internet financial product, “Tianyibao”. In the first half of the year, the trading volume of “Best Pay” almost reached RMB130 billion, representing an increase of 170% over the same period last year. The Company officially launched the integrated platform and opened up seven key capabilities such as unified account and location-based functions for cooperation, further strengthening the cohesive synergies of capabilities, data and resources with progressive accomplishment in platform values.

The Information and Communications Technology (ICT) services experienced rapid extension towards the high-end of the value chain. Focusing on key customers, the industry application services further stimulated its growth vitality by optimising resources allocation through a market-oriented approach. Through strengthening the efficiently-centralised operations of the Internet Data Centre (IDC) services, the Company fully leveraged the efficiently-centralised operations and economies of scale of six data centres including the centre in Inner Mongolia. In the first half of the year, revenues from the IDC service reached RMB4.8 billion, representing an increase of 30% over the same period last year. To accelerate the promotion of efficiently-centralised products of cloud computing, the Company persistently strengthened the operations of cloud resources and the collaborative capabilities of existing applications as well as deepened the exploration of Big Data applications based on data convergence and analysis capabilities, leading to a gradual perfection in the form of products.

Stepping forward to deepen reform to build future sustainable competitiveness

Deepen comprehensive reform to resolve the challenges in systems and mechanisms

In the area of fundamental services, the Company implemented and promoted the system reforms in management mechanisms, resources feedback and support mechanisms from bottom to top through sub-division of performance evaluation and authorities delegation of frontline units. These measures fully liberated the front-line productivity, effectively stimulating the vitality of the organisation, business and employees as well as enhancing corporate values. In the area of emerging businesses, the Company continued to strengthen the innovation in systems and mechanisms aiming at achieving the deepening of relative alienation among organisational decision-making, staff motivation and product development operations. In addition, the Company promoted the implementation of market-driven corporatisation operation model, implemented personnel management and incentive policies which are in line with market practice, and accelerated the promotion of technology and business innovation to further enhance market competitiveness.

Persistent in open cooperation to build competitive strengths in the ecosystem

The Company proactively commenced multi-field and multi-level cooperation which facilitated the capitalisation of complementary resources and established the competitive strengths in the ecosystem resulting in realisation and enhancement of the values of telecommunications resources. The Company also expedited the expansion of strategic cooperation with the Internet industry to integrate into the blue ocean of information and communications industry to seize the development opportunities. Furthermore, the Company explored the opening up of wireline broadband resources to private capital to embark on local network cooperation, aiming to enhance the operational capabilities and return. The Company also promoted the resale of mobile services (MVNO), fostered the cooperation with wholesalers in various areas including customer development, channel agency and innovative business resulting in continual enhancement of the differentiated edges. Through the investment in establishing the Tower Company, the Company promoted the joint construction and sharing of telecommunications infrastructure facilities while activating its assets and utilisation to accelerate the corporate transformation and upgrade.

Persistent enhancement in quality and efficiency to achieve optimum cost development models

Adhering to the development models with low costs but high quality, the Company further optimised the customer acquisition approach resulting in persistent enhancement in effectiveness and efficiency of corporate development. With customer experience as the core, the Company consistently enriched the design of product functionalities and strengthened new multi-media customer services means such as handset user-ends, YiChat, effectively reducing the subscriber acquisition costs and improving the subscribers’ loyalty and values. In addition, the Company also promoted the orderly disposal of equipment suffering with high energy consumption, resulting in remarkable savings in energy consumption. The Company also promoted the sub-division of performance evaluation units of investment to accelerate the improvement in the network utilisation rates such as FTTH. With continuous efforts in strengthening its management, the Company further enhanced the efficiently-centralised management in areas such as procurement, IT and finance.

Firmly establish the roadmap of Internet-oriented transformation to create a new China Telecom

In the first half of the year, we closely monitored the developments and trends in the Internet industry, objectively analysed our strengths and weaknesses, repeatedly carried out in-depth research and assessment and finally established the roadmap of Internet-oriented transformation. In the area of fundamental services, we adopted the Internet mindset and methodology to reform and upgrade, rapidly creating the differential edges as an Internet-oriented operator. In the area of emerging businesses, we leveraged the competitive strengths as a telecommunications operator and promoted the process of marketisation in accordance with the Internet operating dynamics to quickly uplift the industry market position of emerging businesses through efficiently-centralised management. In the near term, the Company plans to focus on the Internet-oriented transformation and upgrade of several aspects including fundamental services, basic network resources, public Internet applications, government and enterprise informatisation applications, cloud and Big Data and enterprise IT operations, endeavouring to create a new China Telecom.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

We are committed to maintaining a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate transparency and corporate value to ensure our healthy growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and recognition for the year to date, including “No. 1 Most Honored Company in Asia” by Institutional Investor for two consecutive years, “No. 1 Best Managed Company in Asia” by FinanceAsia for four consecutive years and “Overall Best Managed Company in Asia” by Euromoney for five consecutive years.

We persisted in operating with integrity and proactively fulfilled our corporate social responsibility to maintain a fair and orderly environment for market competition and facilitate healthy development of the entire value chain. Meanwhile, we actively promoted green operations, further strengthening energy conservation and emission reduction to improve utilisation efficiency of resources. We accomplished telecommunications assurance tasks for significant events such as the Conference on Interaction and Confidence – Building Measures in Asia (CICA) and disaster reliefs and were highly commended by the society.

OUTLOOK

At present, the mobile Internet industry is increasingly prosperous while its business models are becoming progressively mature and its effect on the competition and transformation of the telecommunications industry has become more prominent. Despite its beneficial effect on the corporate long term sustainable development, the VAT reform policy will have significant adverse impact on the operating profits of the Company in the short term. Resale of mobile services (MVNO) and the establishment of the Tower Company, etc. will impact on the Company’s existing operation model. The Company is facing new challenges as well as opportunities.

In the second half of the year, we will firmly seize the 4G development opportunities, fully leveraging the competitive strengths of hybrid network in full strengths and ensuring leadership in network quality of hybrid network trial to develop a good reputation amongst subscribers. We will actively cultivate the 4G terminal industry chain and build a mature, complete efficiently-centralised 4G operating system. We will also actively apply for the expansion of the LTE hybrid network trial footprint and LTE FDD licence so as to get fully prepared for the comprehensive commercial launch of 4G. At the same time, the Company will continue to focus on core services such as 3G and wireline broadband services, persisting in profitable scale development. We will promote the implementation of comprehensive in-depth reform to stimulate the inherent corporate vitality. The Company will leverage mixed ownership to extend open cooperation and strengthen the capitalisation of the complementary resources. The Company will grasp the wisdom of the Internet mindset to comprehensively promote the corporate Internet-oriented transformation and tackle the implementation of the VAT reform in full strengths so as to create values for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contribution as well as to Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Xie Liang and Madam Zhu Lihao for their valuable contribution during their tenure of offices as directors and supervisor of the Company. Also, I would like to welcome Madam Wang Hsuehming and Mr. Zhu Wei to join our Board of Directors.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

27 August 2014

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2014 extracted from the unaudited interim financial statements of the Group as set out in its 2014 Interim Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

for the six-month period ended 30 June 2014

(Amounts in millions, except per share data)

	Six-month period ended 30 June
	Note	2014 RMB	2013 RMB (restated)
Operating revenues	4	165,973	157,559
Operating expenses
Depreciation and amortisation		(32,776)	(34,701)
Network operations and support		(29,332)	(23,357)
Selling, general and administrative		(36,943)	(34,979)
Personnel expenses		(24,642)	(22,328)
Other operating expenses		(24,518)	(26,765)

Total operating expenses		(148,211)	(142,130)

Operating profit		17,762	15,429
Net finance costs	5	(2,736)	(2,613)
Investment income		2	673
Share of profits of associates		7	27

Profit before taxation		15,035	13,516
Income tax	6	(3,561)	(3,223)

Profit for the period		11,474	10,293

	Six-month period ended 30 June
	Note	2014 RMB	2013 RMB (restated)
Other comprehensive income for the period:
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(41)	13
Deferred tax on change in fair value of available-for-sale equity securities		10	(3)
Exchange difference on translation of financial statements of subsidiaries outside mainland China		26	(52)
Share of other comprehensive income of associates		(2)	1

Other comprehensive income for the period, net of tax		(7)	(41)

Total comprehensive income for the period		11,467	10,252

Profit attributable to:
Equity holders of the Company		11,436	10,225
Non-controlling interests		38	68

Profit for the period		11,474	10,293

Total comprehensive income attributable to:
Equity holders of the Company		11,429	10,184
Non-controlling interests		38	68

Total comprehensive income for the period		11,467	10,252

Basic earnings per share	7	0.14	0.13

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

at 30 June 2014

(Amounts in millions)

	Note	30 June 2014 RMB	31 December 2013 RMB
ASSETS
Non-current assets
Property, plant and equipment, net		361,094	374,341
Construction in progress		46,791	44,157
Lease prepayments		24,683	25,007
Goodwill		29,917	29,917
Intangible assets		7,900	8,045
Interests in associates		1,105	1,106
Investments		985	1,026
Deferred tax assets	9	3,336	2,927
Other assets		4,079	3,930

Total non-current assets		479,890	490,456

Current assets
Inventories		5,950	6,523
Income tax recoverable		585	312
Accounts receivable, net	10	27,195	20,022
Prepayments and other current assets		9,787	7,569
Time deposits with original maturity over three months		2,199	2,287
Cash and cash equivalents		16,891	16,070

Total current assets		62,607	52,783

Total assets		542,497	543,239

	Note	30 June 2014 RMB	31 December 2013 RMB
LIABILITIES AND EQUITY
Current liabilities
Short-term debt		16,487	27,687
Current portion of long-term debt		20,072	20,072
Accounts payable	11	73,668	81,132
Accrued expenses and other payables		81,645	69,633
Income tax payable		1,461	371
Current portion of finance lease obligations		1	1
Current portion of deferred revenues		1,058	1,202

Total current liabilities		194,392	200,098

Net current liabilities		(131,785)	(147,315)

Total assets less current liabilities		348,105	343,141
Non-current liabilities
Long-term debt and payable		62,587	62,617
Deferred revenues		1,048	1,229
Deferred tax liabilities	9	537	631

Total non-current liabilities		64,172	64,477

Total liabilities		258,564	264,575

Equity
Share capital		80,932	80,932
Reserves		202,040	196,809

Total equity attributable to equity holders of the Company		282,972	277,741
Non-controlling interests		961	923

Total equity		283,933	278,664

Total liabilities and equity		542,497	543,239

Notes:

1.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34, (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 27 August 2014, reflect the unaudited financial position of the Group as at 30 June 2014 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2014.

These interim financial statements have been prepared on historical cost basis as modified by the revaluation of certain available-for-sale equity securities.

Except as described below, these interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2013 annual financial statements.

In the current interim period, the Group has applied, for the first time, the following new interpretation and amendments to International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board that are mandatorily effective for the current period and are applicable to the Group:

Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets
IFRIC 21	Levies

The application of the above new interpretation and amendments to IFRSs has had no material effect on the Group’s interim financial statements.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants.

2.	BASIS OF PRESENTATION AND CHANGES IN ORGANISATION

(i)	Acquisition of 100% equity interest in China Telecom (Europe) Limited

Pursuant to an acquisition agreement entered into by China Telecom Global Limited (“CT Global”, a subsidiary of the Company) and China Telecommunications Corporation on 16 December 2013, CT Global acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation (hereinafter referred to as the “Seventh Acquisition”). The initial consideration for the Seventh Acquisition was RMB261 million. The initial consideration shall be adjusted for the difference between the net asset value on the completion date of the acquisition and the net asset value on the appraisal benchmark date of the acquisition, which was 30 June 2013, in order to arrive at the final consideration. The Seventh Acquisition was completed on 31 December 2013. The final consideration was RMB278 million, and was paid by 30 June 2014.

Since the Group and the Seventh Acquired Company are under common control of China Telecommunications Corporation, the Seventh Acquisition has been accounted for as a “combination of entities under common control” in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities related to the Seventh Acquired Company have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the Seventh Acquisition have been restated to include the results of operations and assets and liabilities related to the Seventh Acquired Company on a combined basis.

The consolidated results of operations for the six-month period ended 30 June 2013 as previously reported by the Group and the combined amounts presented in the consolidated financial statements of the Group to reflect the acquisition of the Seventh Acquired Company are set out below:

	The Group	The Seventh
	(as previously	Acquired	The Group
	reported)	Company	(as restated)
	RMB millions	RMB millions	RMB millions
Consolidated statement of comprehensive income for the six-month period ended 30 June 2013:
Operating revenues	157,520	39	157,559
Profit for the period	10,281	12	10,293

For the periods presented, all significant transactions and balances between the Group and the Seventh Acquired Company have been eliminated on combination.

(ii)	Set up of a subsidiary

On 17 June 2014, the Group set up a subsidiary, Chengdu E-store Technology Co., Ltd, which engages in software technology development.

3.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

4.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month period ended
		30 June
	Note	2014 RMB millions	2013 RMB millions
			(restated)
Wireline voice	(i)	17,561	19,888
Mobile voice	(ii)	30,148	28,426
Internet	(iii)	54,755	48,394
Value-added services	(iv)	18,996	17,851
Integrated information application services	(v)	14,538	12,176
Telecommunications network resource services and lease of network equipment	(vi)	9,209	8,621
Others	(vii)	20,766	22,203

		165,973	157,559

Note:

Before 1 June 2014, most of the Group’s operating revenues were subject to business tax levied at rates of 3%, relevant business tax was set off against operating revenues. Pursuant to the Notice on Covering Telecommunications Industries under the Value-Added Tax (“VAT”) Reform (Caishui [2014] No. 43) jointly issued by the Ministry of Finance and the State Administration of Taxation, from 1 June 2014, the pilot programme of replacing business tax with VAT is extended to cover the telecommunications industry. The VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and VAT is excluded from operating revenues. With effect from 1 June 2014, the Group is no longer required to pay business tax of 3% on telecommunications services.

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services and etc.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, and repair and maintenance of equipment.

5.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month period ended
	30 June
	2014	2013
	RMB millions	RMB millions
		(restated)
Interest expense incurred	3,014	2,988
Less: Interest expense capitalised*	(155)	(168)

Net interest expense	2,859	2,820
Interest income	(130)	(179)
Foreign exchange losses	19	24
Foreign exchange gains	(12)	(52)

	2,736	2,613

* Interest expense was capitalised in construction in progressat the following rates per annum	4.2% – 6.0%	1.1% – 5.8%

6.	INCOME TAX

Income tax in the profit or loss comprises:

	Six-month period ended
	30 June
	2014	2013
	RMB millions	RMB millions
		(restated)
Provision for PRC income tax	4,020	3,457
Provision for income tax in other tax jurisdictions	34	29
Deferred taxation	(493)	(263)

	3,561	3,223

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		Six-month period ended
		30 June
		2014	2013
	Note	RMB millions	RMB millions
			(restated)
Profit before taxation		15,035	13,516

Expected income tax expense at statutory tax rate of 25%	(i)	3,759	3,379
Differential tax rate on PRC subsidiaries’and branches’ income	(i)	(159)	(84)
Differential tax rate on other subsidiaries’ income	(ii)	(25)	(31)
Non-deductible expenses	(iii)	123	146
Non-taxable income	(iv)	(31)	(45)
Others	(v)	(106)	(142)

Actual income tax expense		3,561	3,223

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the period.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2014 and 2013 is based on the profit attributable to equity holders of the Company of RMB11,436 million and RMB10,225 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

8.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2014, a final dividend of RMB0.076583 (equivalent to HK$0.095) per share totaling RMB6,198 million in respect of the year ended 31 December 2013 was declared and paid on 18 July 2014.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2013, a final dividend of RMB0.067135 (equivalent to HK$0.085) per share totaling RMB5,433 million in respect of the year ended 31 December 2012 was declared and paid on 19 July 2013.

The Board of Directors has resolved not to pay an interim dividend.

9.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June	31 December	30 June	31 December	30 June	31 December
	2014	2013	2014	2013	2014	2013
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Provisions and impairment losses, primarily for doubtful debts	1,461	1,071	—	—	1,461	1,071
Property, plant and equipment	1,522	1,431	(142)	(184)	1,380	1,247
Deferred revenues and installation costs	353	425	(228)	(270)	125	155
Available-for-sale equity securities	—	—	(167)	(177)	(167)	(177)

Deferred tax assets/(liabilities)	3,336	2,927	(537)	(631)	2,799	2,296

	Balance at 1 January 2014 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 30 June 2014 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,071	390	1,461
Property, plant and equipment	1,247	133	1,380
Deferred revenues and installation costs	155	(30)	125
Available-for-sale equity securities	(177)	10	(167)

Net deferred tax assets	2,296	503	2,799

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		30 June 2014	31 December 2013
	Note	RMB millions	RMB millions
Third parties		29,184	21,293
China Telecom Group	(i)	549	391
Other telecommunications operators in the PRC		1,211	536

		30,944	22,220
Less: Allowance for doubtful debts		(3,749)	(2,198)

		27,195	20,022

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2014 RMB millions	31 December 2013 RMB millions
Current, within 1 month	12,549	11,887
1 to 3 months	3,625	2,438
4 to 12 months	2,646	1,784
More than 12 months	1,267	488

	20,087	16,597
Less: Allowance for doubtful debts	(3,603)	(2,122)

	16,484	14,475

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	30 June 2014 RMB millions	31 December 2013 RMB millions
Current, within 1 month	3,981	2,436
1 to 3 months	2,957	1,169
4 to 12 months	2,843	1,302
More than 12 months	1,076	716

	10,857	5,623
Less: Allowance for doubtful debts	(146)	(76)

	10,711	5,547

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

11.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2014 RMB millions	31 December 2013 RMB millions
Third parties	58,690	66,115
China Telecom Group	14,017	13,905
Other telecommunications operators in the PRC	961	1,112

	73,668	81,132

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	30 June 2014	31 December 2013
	RMB millions	RMB millions
Due within 1 month or on demand	18,910	19,349
Due after 1 month but within 3 months	13,092	16,178
Due after 3 months but within 6 months	14,351	15,396
Due after 6 months	27,315	30,209

	73,668	81,132

12.	EVENTS AFTER THE END OF THE REPORTING PERIOD

On 11 July 2014, the Company, China United Network Communications Corporation Limited and China Mobile Communication Company Limited entered into a Promoters’ Agreement for China Communications Facilities Services Corporation Limited (“Promoters’ Agreement”) to establish China Communications Facilities Services Corporation Limited (the “Tower Company”). Pursuant to the Promoters’ Agreement, the registered share capital of the Tower Company is RMB10,000 million. The Company, China United Network Communications Corporation Limited and China Mobile Communication Company Limited each subscribes for 2.99 billion shares, 3.01 billion shares and 4.00 billion shares of the Tower Company, respectively in cash at a par value of RMB1.00 per share, representing a shareholding percentage of 29.9%, 30.1% and 40.0%, respectively.

Pursuant to the Promoters’ Agreement, the Company is required to pay RMB1,000 million of the total subscription amount by 31 July 2014, pay RMB1,000 million of the total subscription amount by 30 September 2014 and pay the remaining RMB990 million by 31 December 2014. The Company has paid RMB1,000 million in accordance with the requirement of the Promoters’ Agreement in July 2014.

The Tower Company will primarily engage in the construction, maintenance and operation of telecommunications towers, and will also engage in the construction, maintenance and operation of ancillary facilities such as control rooms, power supply systems and air conditioning systems of base stations, etc and indoor distribution systems as well as the provision of outsourcing maintenance services for base station equipment.

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2013 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six-month period ended 30 June 2014, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2014, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2014, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

CHANGE OF DIRECTORS AND SUPERVISORS

The term of office of the members of the fourth session of the Board of Directors expired on 29 May 2014. Mr. Wang Xiaochu, Mr. Yang Jie, Madam Wu Andi, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin, Mr. Ke Ruiwen, Mr. Zhu Wei, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming were appointed as directors of the fifth session of the Board of Directors of the Company at the Annual General Meeting held on 29 May 2014. Members of the fourth session of the Board of Directors, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xie Liang retired as directors of the Company upon expiry of the term of office of the fourth session of the Board of Directors on 29 May 2014.

The term of office of the members of the fourth session of the Supervisory Committee expired on 29 May 2014. Mr. Shao Chunbao, Mr. Hu Jing and Mr. Du Zuguo were appointed as supervisors of the fifth session of the Supervisory Committee at the Annual General Meeting held on 29 May 2014. On the same date, Mr. Tang Qi and Mr. Zhang Jianbin have been elected by the employees of the Company democratically as supervisors of the Company representing the employees. A member of the fourth session of the Supervisory Committee, Madam Zhu Lihao, retired as a supervisor of the Company upon expiry of the term of office of the fourth session of the Supervisory Committee on 29 May 2014.

The changes in the Directors’ and Supervisors’ biographical details, since the despatch date of the Company’s 2013 Annual Report are set out below:

Professor Xu Erming, the Independent Non-Executive Director of the Company, ceased to be a member of the Third Session of the University Affairs Committee of the Renmin University of China. Mr. Du Zuguo, a Supervisor of the Supervisory Committee of the Company, ceased to be the General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company).

Save as stated above, there is no other information on the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2014.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six months period ended 30 June 2014. In the Company’s opinion, through supervision of the Board of Directors and Independent Non-Executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six months period ended 30 June 2014.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Further to the specific enquiries made by the Company to Directors and Supervisors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2014 to 30 June 2014.

INTERIM REPORT

The Interim Report for the six months ended 30 June 2014 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward- looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Zhu Wei as the non-executive director and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming as the independent non-executive directors.